

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2025

Jinyuan Zhang
Chief Executive Officer and Director
Sichuan Hongyi Enterprise Management Co., Ltd.
Room 403, 4th Floor, No. 90 Yusha Road
Qingyang District, Chengdu
Sichuan, China

> **Re: Sichuan Hongyi Enterprise Management Co., Ltd.**
> **Registration Statement on Form S-1**
> **File No. 333-285193**
> **Filed February 25, 2025**

Dear Jinyuan Zhang:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact XXXXXXXXX at XXX-XXX-XXXX with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction